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ANNU ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2003 (MM/DD/YY) AND ENDING 03/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

808 MADISON AVE
(No. and Street)

FAIR OAKS, CA 95628
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA GORE (916)863-7862
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWNELL, W. PIERCE
(Name — if individual, state last, first, middle name)

7 MT. LASSEN DR. #D-254, SAN RAFAEL, CA 94903
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ROBERT J. SCHOEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST SECURITIES, INC, as of MARCH 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Robert J. Schoen
Signature

President
Title

Charles P. Fracisco
Notary Public

CHARLES P. FRACISCO
Comm. # 1313732
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Aug. 15, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Reconciliation of Company's 3/31/2004 Focus Report net capital to accompanying statement on net capital.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

QUEST SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

EXHIBIT A - BALANCE SHEET, March 31, 2004

EXHIBIT B - STATEMENT OF LOSS AND CHANGES IN RETAINED EARNINGS FOR THE YEAR ENDED March 31, 2004

EXHIBIT C - STATEMENT OF CASH FLOW FOR THE YEAR ENDED March 31, 2004

EXHIBIT D - NOTES TO FINANCIAL STATEMENTS, March 31, 2004

SCHEDULE 1 - COMPUTATION OF NET CAPITAL AS OF March 31, 2004

SCHEDULE 2 - COMPUTATION OF EXCESS NET CAPITAL AS OF MARCH 31, 2004

SCHEDULE 3 - RECONCILIATION OF NET CAPITAL TO QUEST SECURITIES, INC. FOCUS REPORT FOR QUARTER ENDED March 31, 2004

SCHEDULE 4 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED March 31, 2004

STATEMENT ON MATERIAL INADEQUACIES AND INTERNAL CONTROL

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oak Tree Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Quest Securities, Inc. as of March 31, 2004 and the related statements of net income and changes in retained earnings and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2004 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United states.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

(Continued on next page)

This report is intended for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies the rely on Rule 17(a)-5(g)under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

San Rafael, CA
May 12, 2004

QUEST SECURITIES, INC.
BALANCE SHEET
MARCH 31, 2004

ASSETS	
Cash on hand and in checking accounts	117,492
Cash held by brokerage firm	16,483
Money market-cash	17,061
Commissions and concessions receivable	129,764
Other accounts receivable	10,884
Deferred income tax benefit	5,997
Investments @market-cost = $46,200	20,271
Equipment/furnishings	
Net of $38,368 accumulated depreciation	9,198
Other assets-deposits	2,549
TOTAL ASSETS	329,699
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions/concessions payable	109,300
Accounts payable	25,915
Income taxes payable	19,766
Deferred income taxes payable	1,655
TOTAL LIABILITIES	156,636
STOCKHOLDER'S EQUITY	
Common stock 2,000 shares authorized	
333 issued and outstanding	333
Paid-in capital	4,667
Retained earnings-Per Exhibit B	168,063
TOTAL STOCKHOLDER'S EQUITY	173,063
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	329,699

Exhibit A

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
STATEMENT OF NET INCOME
AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED MARCH 31, 2004

REVENUES	
Commissions and advisory fees	1,727,672
Miscellaneous fees and reimbursements	71,760
(Losses) on security transactions	(1,214)
Interest and miscellaneous income	6,784
TOTAL REVENUE	**1,805,003**
EXPENSES	
Commission and salary to shareholder	93,210
Commissions to others	1,420,792
Brokerage and bank charges	886
Office overhead	1,438
Membership fees	910
Telephone and utilities	15,249
Insurance	8,203
Rent	35,928
Licenses, taxes and fees	6,144
Legal and professional fees	2,650
Advertising	758
Printing, publications, reproductions	38
Travel/entertainment	2,513
Auto expense	2,470
Equipment leases	6,512
Stamps and supplies	19,067
Depreciation	8,086
Salaries	88,237
Payroll taxes	7,854
Interest and bank charges	
'Due Dilligednce and education	7,848
Settlement	
TOTAL EXPENSES	1,728,792
(LOSS) FROM OPERATIONS	**76,210**
Less provision for income taxes	20,389
NET INCOME, YEAR ENDED MARCH 31, 2004	**55,821**
Add: Retained earnings-April 1, 2003	122,241
Less: Dividends paid	(9,999)
RETAINED EARNINGS, MARCH 31, 2004	
To Exhibit A	**168,063**

Exhibit B

The accompanying notes are an integral are an integral part of these statements.

QUEST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED MARCH 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
(LOSS)-Per Exhibit B	55,821
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on security transactions	1,214
Depreciation	8,086
(Increase) decrease in commissions receivable	92,923
(Increase) decrease in other receivables	(10,205)
(Increase) in prepaid income taxes	
(Increase) in deferred tax benefit	(1,359)
Decrease in prepaid expenses	
Increase (decrease) in commissions payable	(82,341)
(Decrease) increase in accounts payable	(1,534)
Increase (decrease) in income taxes payable	16,547
(Decrease) in deferred taxes payable	82
NET CASH PROVIDED BY OPERATING ACTIVITIES	**79,234**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sales of securities	25,682
Less securities purchased	(36,557)
Office equipment purchased	(8,778)
CASH (USED IN) INVESTMENT ACTIVITIES	**(19,653)**
CASH FLOWS FROM FINANCING ACTIVITIES-	
DIVIDENDS PAID	(9,999)
TOTAL INCREASE IN CASH AND CASH EQUIVALENTS	59,581
CASH BALANCE, APRIL 1, 2003	101,453
CASH BALANCE, MARCH 31, 2004	**151,035**
As shown on Exhibit A:	
Cash on hand/in banks	117,491
Cash held by brokerage firm	16,483
Money market	17,060
Amounts paid on income taxes during year	0
Amounts paid on interest during year	0

Exhibit C

The accompanying notes are an integral part of these financial statements

QUEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

1) ACCOUNTING POLICIES

a) Revenues and expenses are recorded when incurred rather than when the cash is received or paid. Commission revenue and the related commission expense is recorded on the trade date of the transaction.

b) Depreciation is based on a five year life using the straight line method.

c) Cash Equivalents-the cash accounted for in the statement of cash flows includes cash in checking accounts, money market funds and the cash held by Wedbush Morgan, the Company's clearing broker. The total held by Wedbush, $16,483 on March 31, 2004 and $17,414 on March 31, 2003 shown on Exhibit A includes $10,000 held as a deposit for clearing transactions.

d) Use of Estimates-the financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts. Significant estimates include amounts for litigation, income taxes, sales rebates, and inventory and accounts receivable exposures.

2) RELATED PARTY TRANSACTIONS

The Company's 100% shareholder, Robert J. Schoen, was, at one time, the owner of Guardian Financial Corp. Guardian has since merged with Quest Securities, Inc. This company, which, except for the tax effect discussed below, is expected to have no effect on the operations of the Company. The commission and salary paid Schoen are shown on Exhibit B.

(Continued on next page)

3) INCOME TAXES

Shown below is the explanation of amounts included in various account balances throughout these financial statements that affect income taxes:

a) Deferred Tax Benefit - is the result of deductions included in these and previous financial statements that are estimated to be available for Federal and State returns in later years. As shown on Exhibit A, this amount is $5,997 as of March 31, 2004 and $4,583 as of March 31, 2003.

The components of deferred tax benefit for Federal and State Income taxes are shown below with the applicable valuation reserve for that portion of the benefit that is estimated to be unutilized. The losses shown below can only be used to offset future gains.

	Tax Benefit Before Valuation Reserve	Valuation Reserve	Tax Benefit
Cumulative realized losses including those from Guardian and unrealized losses on March 31, 2004-all totaling $98,041	23,373	18,699	4,674
Federal tax on $7,209 State Tax not allowed until year 2005	1,323		1,323
Total for March 31, 2004	24,696	18,669	**5,997**
Comparable totals for March 31, 2003	22,901	18,224	4,677

Continued on next page

	YEAR ENDED MARCH 31, 2004	2003
b) Provision for Income Taxes -		
Federal Tax on Net Income before Income Taxes shown on Exhibit B ($76,210 &-9,557) X 34%	25,911	(3,249)
Federal Tax(Savings) addition for lower brackets	(13,215)	1,816
State Income Tax for year ended March 31, 2004 & 2003 included in Exhibit B	7,270	309
Federal Income Tax on disallowed Deductions for income tax purposes	423	286
Valuation reserve adjustment for Federal tax on deferred losses		2,219
Provision for income taxes-Per Exhibit B	**$20,389**	**$1,381**

c) Deferred Income Taxes Payable-this represents the tax on the cumulative additional depreciation taken on Federal and State Income Tax Returns that is in excess of depreciation on the financial statements. The amount of this Federal and State Tax is $1,655 for year ended March 31, 2004 and $1,573 for year ended March 31, 2003.

d) Income Taxes per Returns-Taxable Income of the California State Tax Return was $12,652 for the year ended March 31, 2003; the taxable income for the Federal Income Tax Return was $14,002 for the year ended March 31, 2003. For the year ended March 31, 2004, Federal and State returns showed taxable incomes of $76,856 and $82,413, respectively. The Federal return results in a tax of $14,381 and the state return has a tax of $7,285.

4) LEASES

All of the real property leased by the Company is now on month to month basis. The Company's rent is reduced by amounts billed representatives that share office space.

5) Investments-The Company has 733 sh and 1500 warrants of NASDAQ Stock Market, Inc. for $23,100. The warrants allow the Company to purchase shares equal to the number of warrants@ $13 on or after June 28, 2002 1,200 shares @ $14 on or after June 28, 2003, 1500 shares @ $15 on or after June 28, 2004 and 1,200 shares @ $16 on or after June 28, 2005.

As the market value of the stock is well below the warrant price(s), no market value is shown for the warrants.

A summary of the Company's investments is shown below:

	MARKET VALUE ON MARCH 31, 2004	2003
3,000 sh Biomira	$9,350	
1,050 shares Ampex Corp CIA	1,837	90
733 shares NASDAQ Stock Market	4,583	4,617
1200 Warrants NASDAQ Stock Market Market		-0-
1000 sh XM Satelite		5,890
5000 sh Envot Communications	4,500	
Total Investments-Per Exhibit A	**$20,270**	**$10,597**
Cost of above investments	$46,200	66,033

The accompanying financial statements include realized losses from sales of securities and changes in unrealized losses.

5) Insurance-During the past three years, the Company has collected $20,266.65 more from its representatives than the insurance company charged for error and omissions insurance for its policy years ended July 15, 2004. This total is included in total revenues on Exhibit B and is available as a deductible in the event of a claim. $6,200 of this total was guaranteed by one acting as a spokesman for several new representatives. The balance owed is approximately $5,500. If these new representatives do not earn enough commissions to pay the balance, the amount due from the person guaranteeing the amount is assumed to be collectible.

6) Off Balance Sheet Risk-Some of the risks the Company has are market fluctuations, which could cause dissatisfied clients to try and collect their losses by suing the Company. Also, the Company has risk of loss with its own investments shown in note 5 above. Finally, the Company has a risk of its representatives not being able to cover their mistake when an incorrect order is placed.

QUEST SECURITIES, INC.
STATEMENT OF NET CAPITAL
AS OF MARCH 31, 2004

STOCKHOLDERS' EQUITY-		
Per Exhibit A		173,063
Add: Deferred income tax liability		1,655
(LESS) UNALLOWABLE ASSETS		
Commissions and concessions receivable net of related payable	974	
Other receivables	10,884	
Deferred income tax benefit	5,997	
Carrying value of fixed assets	9,198	
Deposit	2,548	
NASDAQ Stock subscribed-net of amounts purchased by others	4,583	
TOTAL REDUCTIONS		(34,184)
SUBTOTAL		140,534
HAIRCUTS:		
Common Stock Securities 15% X (20271	897	
Money Market 2%	341	(1,238)
NET CAPITAL , March 31, 2004		139,296

SCHEDULE 1

QUEST SECURITIES, INC.
EXCESS NET CAPITAL
MARCH 31, 2004

NET CAPITAL-Per Schedule 1 above		139,296
a) Minimum Requirement	50,000	
b) 6 2/3% Aggregate indebtedness	14,821	
Larger of a) or b) above		50,000
EXCESS NET CAPITAL, MARCH 31, 2003		89,296

SCHEDULE 2

QUEST SECURITIES, INC.
RECONCILIATION OF NET CAPITAL TO COMPANY'S FOCUS REPORT FOR QUARTER ENDED MARCH 31, 2004

Net Capital per Focus Report for quarter ended March 31, 2004		136,346
ADD: Additional allowable commissions net of commissions payable		5,419
Deferred income tax payable		1,573
Representatives' payments adjustment		20,267
SUBTOTAL		163,605
LESS: Additional haircut & security adjustment	5,821	
Additional accounts payable	1,941	
Income taxes payable adjustment	16,547	
TOTAL REDUCTIONS		24,309
Net Capital per schedule 1 above		**139,296**

SCHEDULE 3

QUEST SECURITIES, INC
CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED MARCH 31, 2004

Stockholders' Equity, April 1, 2003	127,241
Add: Net income per Exhibit B	55,821
Less: Dividend paid	(9,999)
Stockholders' Equity, March 31, 2004 Per Exhibit A	**173,063**

SCHEDULE 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Quest Securities, Inc.

I have audited the financial statements of Quest Securities, Inc.(a California Corporation) for the year ended March 31, 2004 and have issued my report thereon dated May 12, 2004. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Quest Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures following by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Quest Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Steve Burwell

San Rafael, CA
May 12, 2004